Headwaters Incorporated

10653 South River Front Parkway, Suite 300

South Jordan, Utah 84095

January 15, 2010

VIA EDGAR

Hagen Ganem

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Headwaters Incorporated
Registration Statement on Form S-4 (File No. 333-163285)

Dear Mr. Ganem:

This letter is sent on behalf of Headwaters Incorporated, a Delaware corporation (the “Company”), in connection with the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”), relating to the Company’s proposed offer to exchange (the “Exchange Offer”) up to $328,250,000 aggregate principal amount of its new 11 3/8% Senior Secured Notes Due 2014 (the “Exchange Notes”) for a like principal amount of its outstanding 11 3/8% Senior Secured Notes Due 2014 (the “Outstanding Notes”), which were previously offered and sold in a transaction exempt from the registration requirements of the Securities Act. The Exchange Notes and the Outstanding Notes are both guaranteed by all of the Company’s wholly-owned domestic subsidiaries.

The Company is registering the Exchange Offer pursuant to the Registration Statement in reliance on the position enunciated by the staff of the Commission (the “Staff”) in Exxon Capital Holdings Corp., SEC No-action letter available May 13, 1988, Morgan Stanley & Co., SEC No-action letter available June 5, 1991, and Shearman & Sterling, SEC No-action letter available July 2, 1993. The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer will be acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any person using the Exchange Offer to participate in a distribution of the Exchange Notes to be received in the Exchange Offer (1) cannot rely on the Staff’s position enunciated in the Exxon Capital SEC No-action letter or similar letters of the Staff and (2) must comply with registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

The Company represents that, with respect to any broker-dealer that participates in the Exchange Offer with respect to Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the issuer or an affiliate of the issuer to distribute the Exchange Notes.

Additionally, in accordance with the Staff’s position enunciated in Shearman & Sterling, the Company (1) will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for those Outstanding Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (which may be the Exchange Offer prospectus so long as it contains a plan of distribution with respect to those resale transactions) in connection with any resales of such Exchange Notes, and (2) will include in the letter of transmittal accompanying the Exchange Offer prospectus the following additional provision:

If the exchange offeree is a broker-dealer that will receive Exchange Notes for its own account in exchange for Outstanding Notes that were acquired as a result of market-making activities or other trading activities, it acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of those Exchange Notes.

The letter of transmittal also will include a statement to the effect that, by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Please do not hesitate to contact the undersigned at 801-984-9431 with any questions or comments concerning this letter.

Kind regards,

/s/ Harlan M. Hatfield
Harlan M. Hatfield
Vice President, Secretary and General Counsel
Headwaters Incorporated

cc: Linda C. Williams, Pillsbury Winthrop Shaw Pittman LLP

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